EXHIBIT 12
JOHNSON CONTROLS, INC.
COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES
(Dollars in millions)

Restated
Nine Months Ended
June 30, 2005
Income from continuing operations	$464.7
Provision for income taxes	95.5
Minority interests in net earnings of subsidiaries	28.2
Income from equity affiliates	(59.2)
Distributed income of equity affiliates	24.8
Amortization of previously capitalized interest	5.6
Fixed charges less capitalized interest	153.6

Earnings	713.2

Fixed charges:
Interest incurred and amortization of debt expense	97.5
Estimated portion of rent expense	64.6

Fixed charges	162.1
Less: Interest capitalized during the period	(8.5)

Fixed charges less capitalized interest	153.6

Ratio of earnings to fixed charges	4.4

For the purpose of computing this ratio, “earnings” consist of income from continuing operations before income taxes, minority interest in earnings or losses of consolidated subsidiaries and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (a) interest incurred and amortization of debt expense plus (b) the portion of rent expense representative of the interest factor.

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